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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lilyanna Peyser, Special Counsel

Jacqueline Kaufman, Staff Attorney

Jennifer Thompson, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:	Lulu’s Fashion Lounge Holdings, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on June 21, 2019

CIK No. 0001780201

Ladies and Gentlemen:

On behalf of Lulu’s Fashion Lounge Holdings, Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 21, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 23, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

November 19, 2019

Basis of Presentation, page ii

1.

We note your key performance indicators titled “Active Customers” and “Total Orders Placed” reflect orders that are placed by your customers without considering any subsequent order cancellations or returns. Please tell us how you determined it is meaningful to present these metrics without considering cancellations or returns. As part of your response, please tell us whether the percentage of orders that are cancelled or returned is material or has fluctuated significantly from 2017 to 2018 or from 2018 to 2019. If the percentage of orders that are cancelled or returned is material or has fluctuated significantly over time, it appears that additional disclosure would be necessary where these metrics are quantified in your filing to explain the relationship between these operating metrics and your financial results.

Similarly we note your key performance indicators titled “Average Order Value” and “Average Unit Retail” reflect your sales before returns. Please tell us how you determined it is meaningful to present these metrics without considering returns. If not addressed in your response to the first part of our comment, please tell us whether the percentage of orders that are returned is material or has fluctuated significantly from 2017 to 2018 or from 2018 to 2019. If the percentage of orders that are returned is material or has fluctuated significantly over time, it appears that additional disclosure would be necessary where these metrics are quantified in your filing to explain the relationship between these operating metrics and your financial results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that returns and cancellations are difficult to allocate and attribute post-transaction. In addition, the disclosure of historical customer return or cancellation rates would constitute a release of confidential commercial information that would result in substantial competitive harm to the Company. The Company does not publicly disclose this information in any written or verbal forums, nor is it required to do so. The Company respectfully submits to the Staff that it operates in the highly competitive retail fashion industry and competes on a combination of factors, including merchandise quality. Some of the Company’s competitors may try to increase market share by advertising our return or cancellation rates in an effort to mislead consumers about our merchandise quality. Further, disclosing customer return or cancellation rates would provide our competitors with sensitive strategic information about the sales performance of our merchandise. This information could aid our competitors in making decisions about how to prioritize resources and pricing strategies across merchandise lines.

Further, our customer return and cancellation rates do not fluctuate significantly from year to year and have been consistent over our operating history and thus do not impact how an investor would review the Company’s business year-over-year. To the extent there are material fluctuations in cancellations or return rates, the Company will endeavor to qualitatively present such fluctuations to investors. In light of this, disclosure of a blended return or cancellation rate for all of our products would not be useful. Disclosure of our customer return and cancellation rates would cause us significant competitive harm, as described above.

2.

Please refer to your definition of Average Order Value and Average Unit Retail. Please revise these definitions to better clarify whether and how the numerator that is used in these metrics differs. If these metrics are calculated using different numerators, please revise your disclosures in an appropriate location in your filing to better explain why the use of each numerator is appropriate for that particular metric and the relationship between the operating metric and your financial results.

November 19, 2019

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii. The Company advises the Staff that the numerators of Average Order Value and Average Unit Retail are the same.

Prospectus Summary

Our Growth Strategies, Enhance and Retain Existing Customer Relationships, page 6

3.

We note that you disclose on page 19 that that a “high proportion of [y]our net sales comes from repeat purchases by existing customers” and on page 6 that repeat order rates and frequency of purchase are key customer metrics that drive your business. Please elaborate on your repeat purchases by existing customers by clarifying what proportion of your net sales comes from repeat purchases by existing customers. Also, please define and discuss repeat order rates and frequency of purchase, and explain how these customer metrics drive your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69, and 70.

Summary Historical Consolidated Financial Data

Consolidated Balance Sheet Data, page 13

4.	Please refer to the amount disclosed for “Long-term debt, net of current portion” in the “Actual” column. You appear to disclose the amount for 2017 rather than 2018. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13.

Risk Factors

Risks Related to Our Business and Industry

Our efforts to acquire or retain customers may not be successful, which could prevent us from maintaining or increasing our sales., page 18

5.

We note you disclose that “[y]our success depends on [y]our ability to acquire customers in a cost effective manner.” Please clarify what you consider to be a “cost effective manner” in the context of your ability to acquire customers, and provide a discussion and analysis of any related trends including the impact on your strategy and financial results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69, and 70.

System security risk issues . . ., page 27

6.

We note you experienced a cybersecurity incident in August 2016 in which an unauthorized actor interfered with one of your payment processing systems. In order to place your discussion of cybersecurity risks in the appropriate context, please briefly describe the consequences and impact of the incident on your business.

November 19, 2019

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27. The Company confirms that an unauthorized actor interfered with one of the Company’s payment processing systems during a five day period in August 2016, and intermittently may have been able to intercept approximately 12,500 payment card numbers used for purchases by customers entering a new payment card on www.lulus.com during that period. The Company remediated the incident and notified affected customers and state regulators of the incident in accordance with its response plan.

In addition to remediating the issue, the Company has subsequently implemented various additional security measures to prevent and mitigate the attack vectors used to gain access to the lulus.com file system.

When the Company notified potentially affected customers, it provided them with information on how to help detect and prevent abuse of their personal and credit card information.

To the Company’s knowledge, the incident was not reported on by the press, nor did it gain attention on social channels. The incident did not appear to have any negative impact on customers’ purchasing confidence in Lulus, whether first time customers or repeat customers.

Use of Proceeds, page 56

7.

We note your statement that you “cannot predict with certainty all of the particular uses for the proceeds of this offering” and that “management will have significant flexibility in applying the net proceeds from this offering.” You may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 56.

Capitalization, page 58

8.

We note on a pro forma as adjusted basis you plan to give effect to the acceleration of vesting on certain time-based vesting options and certain performance-based awards. Please explain whether these options and awards are the same as Class P units you reference in Note 10, on page F-19. If not, please explain where the accounting for these options and awards you reference are discussed in the notes to the financial statements, and tell us why your pro forma capitalization does not give effect to the Class P units that will, in connection with this offering, have accelerated vesting. Refer to your disclosure on pages 11, 102 and 107.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that references to certain time-based vesting options and certain performance-based awards are referring to the same Class P units the Company references in Note 10, on page F-19 and, as such, has revised the disclosure throughout the Registration Statement to reflect that this is the case.

November 19, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 65

9.

Please elaborate on and clarify what you mean by your disclosure that “[your] marketing approach results in attractive customer acquisition, strong retention, and compelling lifetime value characteristics.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69, and 70.

Factors Affecting Our Performance, Customer Acquisition and Retention, page 68

10.

We note your risk factor on page 18 regarding the acquisition and retention of customers. We also note on page 68 that you state “[t]o grow our business, we must continue to acquire and retain customers.” With respect to new customer acquisition and customer retention, please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69, and 70.

Results of Operations, page 71

11.

Please refer to your analysis of the provision for income taxes at the top of page 73. Please revise your disclosure to better explain why your effective tax rate increased so significantly from 2017 to 2018. In doing so, please briefly disclose why you experienced an increase in uncertain tax position, an increase in the nondeductible portion of equity based compensation expense, and an increase in transaction fees so that investors can better assess the likelihood of these events recurring. We remind you that one of the primary objectives of MD&A is to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76.

Liquidity and Capital Resources

General, page 73

12.

We note your disclosures in the second paragraph. We also note that the amount of cash generated from your operating activities in each of the last two years was approximately half of your annual contractual obligations to repay your long-term debt principal and interest. Once you update your financial statements to an interim period to provide more current information on your indebtedness and you are able to estimate the amount of proceeds raised in this offering that will be used to repay debt, please revise your liquidity disclosures to more transparently explain to your investors how the anticipated debt repayment following this

November 19, 2019

offering will impact your annual contractual principal and interest obligations as disclosed in your contractual obligations table on page 75 and in Note 7 to your financial statements. If your expected annual contractual principal and interest obligations following your debt repayment continue to exceed your historical levels of cash generated from operating activities, please revise your liquidity disclosures to better explain the basis for your assertion that your current sources of liquidity and capital will be sufficient to finance your operations for the next 12 months.

Response: The Company respectfully acknowledges the Staff’s comment and once the Company is able to estimate the amount of proceeds raised in its offering that will be used to repay debt, the Company will revise its liquidity disclosures to more transparently explain to its investors how the anticipated debt repayment following its offering will impact its annual contractual principal and interest obligations as disclosed in its contractual obligations table on page 83 and in Note 7 to its financial statements. The Company does not expect its annual contractual principal and interest obligations following its debt repayment to continue to exceed its historical levels of cash generated from operating activities, therefore no revisions to the Company’s liquidity disclosures will be required.

Business, Overview, page 78

13.	We note you disclose your Average Unit Retail (AUR) was $49 in 2018. Please provide your AUR for 2017 to provide context for the metric.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 86.

Description of Capital Stock, page 119

14.

We note the disclosure in this section that the exclusive forum provision in the charter to be effective upon completion of this offering “will not apply to any causes of action arising under the Securities Act or the Exchange Act.” We also note your disclosure on page 48 that your charter will “provide that the federal district courts of the United States will be the exclusive forum for resolving any complain asserting a cause of action arising under” the Securities Act or Exchange Act. The disclosure in these sections appears to be inconsistent; please revise accordingly. In addition, if you intend to limit causes of action arising under the Securities Act to federal district courts, please state that there is uncertainty as to whether a court would enforce such provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48.

Underwriting, page 129

15.

We note your disclosure on page 49 that “[t]he initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters.” Please describe the various factors to be considered in determining such offering price. Refer to Item 505 of Regulation S-K.

November 19, 2019

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138 and 139.

Financial Statements for the Year Ended December 31, 2018

Note 2. Significant Accounting Polocies

Goodwill and Intangible Assets, page F-10

16.	In light of the significance of your goodwill please expand your disclosures to explain how it originated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-10.

Note 13. Net Income Per Share and Pro Forma Net Income Per Share Attributable to Common Stockholders

Net income Per Share Attributable to Common Stockholder, page F-24

17.

We note your convertible preferred stock participates in dividends along with your common stock and is convertible into shares of common stock. Please help us better understand your consideration of the convertible preferred stock in calculating your net income per share for the period ended December 30, 2018. Please expand your disclosure to clarify your consideration of both the two-class method and the if-converted method. Please tell us why your calculation of diluted EPS as seen in Note 13 appears to exclude convertible preferred stock from the denominator. Please confirm diluted EPS is based on the more dilutive of the two-class method or the if-converted method. If your per share figures were not computed using these methods, please explain. Reference is made to ASC 260-10-45-40 and 45-59A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that ASC 260-10-45-40 states that the if-converted method applies to convertible securities, including convertible preferred stock. There are some exceptions to the application of the if-converted method to the contract types discussed above. Specifically, an entity should not apply the if-converted method to calculate the dilutive impact if the two-class method of calculating diluted EPS is more dilutive than the application of the if-converted method to convertible securities that are participating securities. When the two-class method of calculating diluted EPS is more dilutive, an entity may need to reallocate undistributed earnings to the convertible preferred stock when applying this method.

If the number of common shares issuable upon conversion is subject to adjustment on the basis of the occurrence or nonoccurrence of a specified event that is not within the counterparty’s control, the entity should apply the guidance on contingently issuable shares in ASC 260-10-45-54 to determine the number of common shares issuable upon conversion. A contingent mandatory conversion feature exists within the Series A preferred stock. However, as of year-end the contingent events had not occurred. As such, there was no impact on the calculation of EPS.

Article B, Section 4 of the Amended Certification of Incorporation stated that each share of preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance, into that number of shares of common stock determined by dividing the Original Issue Price by the conversion price. The conversion Price is initially equal to the Original Issue Price. This is considered as an optional conversion.

November 19, 2019

Further, the Series A preferred stock holders participate in nonforfeitable dividends (if declared) prior to any dividends on shares of any other class or series of capital stock of the Company and therefore, are considered participating securities. Based on ASC 260-10-45-40 the Company prepared the diluted EPS calculations under both the if-converted and two-class methods. Based on the guidance, the two-class method is selected since the application of the if-converted method is not more dilutive. The Company has expanded the disclosure in Note 13 on page F-24 to clarify our consideration of both the two-class method and the if-converted method.

18.

Please tell us what is represented by the line item entitled “Less: undistributed earnings to participating securities.” In doing so, explain to us whether the dividends on your preferred stock are cumulative or non-cumulative. Reference is made to ASC 260-10-45- 11. Also, please revise your disclosure on page F-18 to include all the pertinent terms of your convertible preferred stock as necessary. Reference is made to Regulation S-X 5- 02(27).

Response: The Company respectfully acknowledges the Staff’s comment and would like to clarify that the dividends on the Series A preferred stock are non-cumulative. Further, “Less: undistributed earnings to participating securities” represents the Series A preferred stock’s share of distribution of earnings as if all of the earnings for the period had been distributed (per ASC 260- 10-45-60B-b).

To further clarify based on the response to comment 17 above, the if-converted method should be used for convertible preferred stock unless the two-class method drives a more dilutive result. Further, if the convertible preferred stock meets the definition of participating security, as the Series A preferred stock does, then the if-converted method should only be used if it drives a more dilutive result than the two-class method. Since the if-converted method was not more dilutive, and the Series A preferred stock met the definition of participating security, the two-class method was used. The Company has determined that the existing disclosure in Note 13 includes all the pertinent terms of the Series A preferred stock and no revisions to such disclosure were necessary.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. In addition, the Company will provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. To date, no such written communications exist.

* * *

November 19, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Colleen Winter, Lulu’s Fashion Lounge Holdings, Inc.

Crystal Landsem, Lulu’s Fashion Lounge Holdings, Inc.

Naomi Beckman-Straus, Lulu’s Fashion Lounge Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Adam J. Gelardi, Latham & Watkins LLP

Kristen VanderPas, Cooley LLP

Andrew S. Williamson, Cooley LLP

David Peinsipp, Cooley LLP